U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of February 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated February 3, 2005, relating to the announcement of earnings results of the fourth quarter 2004 and annual earnings results for the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 8, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Reports Record Fourth Quarter Results

And Consolidated Revenue for 2004

Growth fueled by continued momentum in both enterprise and consumer segments

Tokyo, Japan – February 3, 2005 – Trend Micro, Inc. (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced record revenue for the fourth quarter 2004 and record net sales results for the year ended December 31, 2004 (both U.S. GAAP).

For the fourth quarter, Trend Micro posted consolidated net sales of 17.7 billion Yen (or US $167.9 million, 105.63JPY = 1USD), operating income of 7.88 billion Yen (or US $74.6 million), and net income of 4.7 billion Yen (or US $44.9 million), marking a 32% growth in net sales and a 50% rise in operating income compared to the same period a year ago.

The strong global performance in the fourth quarter helped Trend Micro set an all-time high in annual net sales. For 2004, Trend Micro generated 62.05 billion Yen (or US $587.4 million) in net sales, reflecting an increase of 29% from 2003. Operating income was 26.08 billion Yen (or US $246.9 million) for the year, up 72% from 2003, and net income was 15.8 billion Yen (or US $150.3 million), also up 72% from the previous year.

“2004 was an exciting year for Trend Micro, and during this time we introduced many new innovations, such as Network VirusWall, and established agreements with leading industry providers like Cisco and MSN Hotmail that we believe will position us for continued success in 2005 and beyond,” said Eva Chen, CEO and co-founder of Trend Micro. “As our customers’ needs evolve, our focus remains unwavering – to deliver timely updates and protect our customers from malicious threats amid an increasingly unpredictable environment.”

Continued demand for comprehensive protection in the enterprise and consumer environments resulted in strong growth across the company’s various product lines. In 2004, gateway suite products grew 131% compared to the previous year, and consumer products experienced a 39% year-over-year increase. Enterprise products comprised 78% of total annual revenues for 2004, with consumer products comprising 22%.

Worldwide performance was strong throughout the year, highlighted by Japan, Europe, and the United States.

The company plans to pay cash dividends of 4.7 billion Yen, or 36 Yen per share, for 2004. The payout ratio is 30%.

Based on information currently available to the company, consolidated net sales for the first quarter ending March 31, 2005 is expected to be 16.3 billion Yen (or US $158 million, based on an exchange rate as of January 28, 2005 of 103JPY = 1USD). Operating income and net income are expected to be 6.2 billion Yen (or US $60 million) and 3.8 billion Yen (or US $36.9 million), respectively.

Fourth Quarter Business Highlights

•	Hotmail & Trend Micro

An agreement with MSN Hotmail was established in which Trend Micro’s technology will provide antivirus scanning and cleaning protection for its Web-based services. The agreement calls for Trend Micro to protect nearly 200 million email accounts from the latest viruses, Trojans, and worms that may be hidden in email attachments. MSN Hotmail’s Trend Micro-backed services commenced worldwide in December 2004.

•	Awards & Recognition

Trend Micro won the Frost and Sullivan Award for Competitive Strategy Leadership, an award based on Frost and Sullivan’s annual survey of key antivirus industry players. Trend Micro won the award based on its progress on several fronts: Revenue growth, market share gained, profitability, strategic alliances, customer service and support, and general market strength. Trend Micro was also named to the ranks of the Deloitte Technology Fast 500 Asia Pacific, which recognizes technology companies that have achieved certain rates of annual revenue growth in Asia Pacific during the past three years.

Trend Micro products received several honors, including the Editor’s Choice award from Technology and Business magazine for Trend Micro InterScan™ Web Security Suite version 2.0, and the CNET Editors’ Choice Award 2004 for Trend Micro PC-cillin™ Internet Security 2005. PC-cillin Internet Security 2005 was also named to the Computer Shopper Top 100 list.

•	Support & Service

Trend Micro’s TrendLabs headquarters (Manila, Philippines) was awarded certification for British Standards 7799 for meeting requirements of the British Standards Institute for information management systems. Satisfying these standards helps ensure that Trend Micro’s customers are supported by TrendLabs in the midst of day-to-day security risks, computer intrusion, power outages, physical disasters, and other threats.

•	Products & Innovation

In the fourth quarter, Trend Micro’s family of revolutionary outbreak prevention appliances was extended with the introduction of Trend Micro Network VirusWall™ 2500 and 300. These appliance-based products introduced greater flexibility in enforcing network security policies to help stop the damaging effects of network worms - from globally distributed enterprise environments to single, mission-critical devices. The company also introduced Trend Micro Mobile Security, which provides antivirus and anti-spam protection for SMS messaging customers using data-centric mobile phones and PDAs.

•	Enterprise Segment

New customers and new business gained during the quarter included Nextel, Inc., a provider of fully integrated wireless communications services in the United States. In Japan, Trend Micro began providing threat lifecycle management services to Information and Telecommunication Systems of Hitachi, Ltd. and Hitachi Electronics Services Co., Ltd.

•	Consumer Segment

Distribution for Trend Micro PC-cillin Internet Security 2005 was expanded to include major national retailers in North America, including Best Buy and CompUSA.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the antivirus software industry

•	Changes in customer needs for antivirus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, InterScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro

Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Supplementary Information

1. CONSOLIDATED BALANCE SHEETS

Account	December 31, 2003	December 31, 2004
<Assets>

Current assets:
Cash and cash equivalents	46,718,940	52,908,357
Time deposits	440,323	383,276
Marketable securities	4,769,935	15,288,575
Notes and accounts receivable, trade –less allowance for doubtful accounts and sales returns of (Yen) 1,023,734 in FY2003 and (Yen) 864,938 in FY2004, respectively	11,681,457	15,245,213
Inventories	77,950	201,243
Deferred income taxes	4,894,387	6,224,972
Prepaid expenses and other current assets	1,397,821	1,560,058

Total current assets	69,980,813	91,811,694

Investments and other assets:
Securities investments	6,107,872	9,831,913
Investment in and advances to affiliated companies	119,591	175,281
Software development costs	505,616	438,464
Other intangibles	311,756	296,368
Deferred income taxes	1,806,760	1,695,771
Other	734,533	636,009

Total investments and other assets	9,586,128	13,073,806

Property and equipment:
Office furniture and equipment	2,823,506	3,323,526
Other properties	1,038,524	1,165,173

	3,862,030	4,488,699
Less: Accumulated depreciation	(2,157,884)	(2,640,288)

Total property and equipment	1,704,146	1,848,411

Total assets	81,271,087	106,733,911

Account	December 31, 2003	December 31, 2004
<Liabilities and shareholders’ equity>

Current liabilities:
Current portion of long-term debt	6,500,000	—
Notes payable, trade	96,204	88,087
Accounts payable, trade	899,508	1,271,067
Accounts payable, other	1,326,244	2,699,762
Withholding income taxes	490,315	882,693
Accrued expenses	1,984,175	2,143,694
Accrued income and other taxes	4,280,797	7,192,085
Deferred revenue	17,486,298	24,634,662
Other	557,050	651,503

Total current liabilities	33,620,591	39,563,553

Long-term liabilities:
Deferred revenue	3,017,105	3,268,892
Accrued pension and severance costs	487,409	656,041
Other	194,185	70,665

Total long-term liabilities	3,698,699	3,995,598

Shareholders’ equity:
Common stock
Authorized
-December 31, 2003 250,000,000 shares (no par value)
-December 31, 2004 250,000,000 shares (no par value)
Issued
-December 31, 2003 132,620,100 shares	7,396,194
-December 31, 2004 135,755,872 shares		11,426,977
Additional paid-in capital	13,165,881	17,359,335
Retained earnings	28,236,466	42,165,026
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	70,965	284,348
Cumulative translation adjustments	(500,946)	(606,463)

	(429,981)	(322,115)

Treasury stock, at cost
-December 31, 2003 1,958,647 shares	(4,416,763)
-December 31, 2004 2,588,439 shares		(7,454,463)

Total shareholders’ equity	43,951,797	63,174,760

Total liabilities and shareholders’ equity	81,271,087	106,733,911

2. CONSOLIDATED STATEMENTS OF INCOME

(Thousands of yen)

Account	For the year ended December 31, 2003	For the year ended December 31, 2004	Increase (Decrease) %
Net sales	48,088,347	62,049,254	29.0
Cost of sales	3,168,467	3,236,499

Gross profit	44,919,880	58,812,755	30.9

Operating expenses:
Selling	15,360,532	16,009,409
Research and development and maintenance	3,919,024	4,858,259
Customer support	4,830,660	5,723,426
General and administrative	5,656,168	6,143,985

Total operating expenses	29,766,384	32,735,079

Operating income	15,153,496	26,077,676	72.1

Other incomes (expenses):
Interest income	412,635	451,217
Interest expense	(173,830)	(87,464)
Gain (loss) on sales of marketable securities	(65,259)	101,199
Impairment loss of securities investments	(7,360)	—
Foreign exchange gain (loss), net	120,650	(183,292)
Other income (expense), net	(111,345)	(34,350)

Total other income (expense)	175,491	247,310

Net income before tax	15,328,987	26,324,986	71.7

Income taxes:
Current	7,437,576	11,893,659
Deferred	(1,334,998)	(1,390,387)

	6,102,578	10,503,272

Income before equity in earnings (losses) of affiliated companies	9,226,409	15,821,714	71.5
Equity in earnings (losses) of affiliated companies	23,623	53,122

Net income	9,250,032	15,874,836	71.6

Per share data:
	Yen	Yen
Net income
-Basic	70.11	120.64	72.1
-Diluted	69.95	118.59	69.5

3. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Thousands of yen)

Account	For the year ended December 31, 2003	For the year ended December 31, 2004
Net income	9,250,032	15,874,836

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (loss) arising during period	135,323	514,117
Less reclassification adjustment for gains or losses included in net income	132,701	(143,702)

	268,024	370,415

Foreign currency translation adjustments	(786,025)	(105,517)

Total	(518,001)	264,898

Income tax expense related to unrealized gains (losses) on debt and Equity securities	(113,182)	(157,032)

Other comprehensive income (loss), net of tax	(631,183)	107,866

Comprehensive income	8,618,849	15,982,702

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of yen)

Account	For the year ended December 31, 2003	For the year ended December 31, 2004
Cash flows from operating activities:
Net income	9,250,032	15,874,836
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	2,266,356	1,590,743
Pension and severance costs, less payments	140,661	166,649
Deferred income taxes	(1,334,998)	(1,390,387)
(Gain) loss on sales of marketable securities	65,259	(101,199)
Impairment of securities investments	7,360	—
Equity in earnings of affiliated companies	(23,623)	(53,122)
Changes in assets and liabilities:
Increase in deferred revenue	5,036,872	7,293,488
(Increase) decrease in accounts receivable, net of allowances	(446,201)	(3,421,729)
(Increase) decrease in inventories	278,751	(124,093)
Increase (decrease) in notes and accounts payable, trade	(52,021)	379,882
Increase (decrease) in accrued income and other taxes	193,227	2,912,481
(Increase) decrease in other current assets	(67,898)	(90,479)
Increase (decrease) in accounts payable, other	(11,962)	823,199
Increase in other current liabilities	602,296	1,107,855
(Increase) decrease in other assets	(324,879)	110,628
Other	87,072	(178,744)

Net cash provided by operating activities	15,666,304	24,900,008

Cash flows from investing activities:
Payments for purchases of property and equipment	(715,901)	(801,935)
Software development cost	(788,760)	(645,166)
Payments for purchases of other intangibles	(270,570)	(229,167)
Proceeds from sales of marketable securities	2,945,331	4,986,012
Payment for purchase of marketable securities within three months or less (net)	—	(2,156,191)
Payments for purchases of marketable securities and security investments	(10,248,908)	(17,240,100)
(Payments for)/Proceed from time deposits	(374,601)	57,047

Net cash used in investing activities	(9,453,409)	(16,029,500)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	278,002	8,049,004
Redemption of bonds	(5,000,000)	(6,500,000)
Purchase of treasury stock (net of proceeds)	(2,094,476)	(3,165,679)
Tax benefit from exercise of non-qualified stock warrants	233,277	498,905
Tax recognition derived from elimination of reversed warrant related With stock option plan	(228,085)	(312,708)
Dividend paid	—	(1,819,607)

Net cash used in financing activities	(6,811,282)	(3,250,085)

Effect of exchange rate changes on cash and cash equivalents	(512,494)	568,994

Net increase (decrease) in cash and cash equivalents	(1,110,881)	6,189,417
Cash and cash equivalents at beginning of period	47,829,821	46,718,940

Cash and cash equivalents at end of period	46,718,940	52,908,357

Supplementary information of cash flow:

Payment for interest expense	151,623	114,121
Payment for income taxes	7,102,721	8,990,398